Exhibit 99.1

Fujifilm Holdings to Acquire

Cellular Dynamics International, Inc.

Tokyo / Madison, Wisconsin – March 30, 2015 – FUJIFILM Holdings Corporation (President: Shigehiro Nakajima, TSE: 4901) (“Fujifilm”) and Cellular Dynamics International, Inc. (CEO: Robert J. Palay, NASDAQ: ICEL) (“CDI”), a leading developer and manufacturer of fully functioning human cells in industrial quantities to precise specifications, today announced that the two companies have entered into a definitive agreement whereby Fujifilm will acquire CDI via an all-cash tender offer to be followed by a second step merger. Fujifilm aims to acquire all issued and outstanding shares of CDI’s common stock for $ 16.5 per share or approximately $ 307 million (on a fully diluted basis). The offer represents a premium of 108% to CDI’s closing price on March 27.Upon completion of the transaction, CDI will continue to run its operations in Madison, Wisconsin and Novato, California as a consolidated subsidiary of Fujifilm. The announced transaction was unanimously approved by the Boards of Directors of both companies.

Under the terms of the agreement, Fujifilm will commence an all-cash tender offer no later than April 6, 2015. The transaction is conditioned on the tender achieving the minimum acceptance threshold, regulatory approvals and other customary conditions. Fujifilm will finance the transaction from the cash on its balance sheet and the completion of the acquisition is not subject to any financing conditions. It is anticipated that the tender offer will close during the second calendar quarter of 2015.

CDI was founded in 2004 and listed on NASDAQ in July 2013. The company had global revenues of $16.7 million in the year ended, December 31, 2014 and had 155 employees as of December 31, 2014.

CDI’s technology platform enables the production of high-quality fully functioning human cells, including induced pluripotent stem cells (iPSCs), on an industrial scale. Customers use CDI’s products, among other purposes, for drug discovery and screening, to test the safety and efficacy of their small molecule and biological drug candidates, for stem cell banking, and in the research and development of cellular therapeutics. CDI’s proprietary iCell product catalogue encompasses 12 different iPSC based cell types, including iCell Cardomyocytes, iCell Hepatocytes, and iCell Neurons. During 2014 CDI sold to 18 of 20 top biopharmaceutical companies.

CDI’s technology platform was selected by the California Institute for Regenerative Medicine1 to establish iPS disease cell banks. CDI recently announced the completion of 2 cGMP2-compliant iPS cell lines with HLA3 types which may reduce the likelihood of transplant immune rejection. CDI also is developing iPS cells for preclinical studies focused on dry age-related macular degeneration4 for a National Eye Institute5 program.

[1]	CIRM was established in 2004 to research stem cell and regenerative medicine technologies for application in diagnosis and therapy of chronic disease and injury.
[2]	Good Manufacturing Practice is a set of standards for managing quality in the manufacture of pharmaceuticals. Originally produced by the World Health Organization (WHO), each country adapts it to its own needs. In the US, the Food and Drug Administration (FDA) has outlined what it calls cGMP (current GMP).
[3]	Human leukocyte antigen exists in nearly all cells and fluids, and plays a key role in determining tissue compatibility (key to the human immune system). Matching HLA types is key to hematopoietic stem cell transplants and organ transplants, as cells without matching HLA are considered foreign invaders by the immune system and attacked (resulting in immune rejection).
[4]	Age-related macular degeneration occurs when the macular area at the center of the retina, which senses light at the back of the eye, degenerates due to age. As the condition progresses, it can lead to blindness. The wet form of the condition occurs when fragile blood vessels descend from the bottom of the retina, while the dry form of the condition is due to other causes. The worldwide patient population is estimated at 30 million people. Current treatments for wet macular degeneration are photodynamic therapy, photocoagulation therapy, and anti-VEGF drugs, although none of these results in a complete cure. There are currently no effective treatments for the dry form of the disease. In Japan the wet form of the disease accounts for about 90% of cases, while in the U.S. the dry form accounts for about 90% of cases.
[5]	The NEI is a division of the US National Institute of Health devoted to researching and supporting treatments for eye diseases.

Tapping into technologies and know-how accumulated as a result of leading the field of photographic films, Fujifilm has developed highly-biocompatible recombinant peptides4 that can be shaped into a variety of forms for use as a cellular scaffold5 in regenerative medicine6 in conjunction with CDI’s products. Fujifilm has been strengthening its presence in the regenerative medicine field over several years, including by acquiring a majority of shares of Japan Tissue Engineering Co., Ltd. (J-TEC) in December 2014.

This acquisition of CDI will allow Fujifilm to gain entry into the area of iPS cell-based drug discovery support services. Fujifilm also plans to benefit from the combination of CDI’s iPS cell technology and experience and Fujifilm’s expertise in material science, engineering, and J-TEC’s quality management systems. The combination of these will help accelerate product development in regenerative medicine while expanding the commercial opportunities.

Commenting on the transaction, Shigetaka Komori, Chairman and CEO of Fujifilm, said, “We are delighted to be able to pursue the business from drug discovery to regenerative medicine with CDI, which develops and manufactures iPS cells. We have optimal scaffolding material, ‘recombinant peptides’, for cell generation and technologies useful for regenerative medicines such as material science and engineering. Our group company, Japan Tissue Engineering, markets regenerative medicine products in Japan. By welcoming CDI to the Fujifilm Group and by combining the technologies and knowhow of both companies, we will seek synergies and efficiencies to be more competitive in the field of drug discovery and regenerative medicine.”

Robert J. Palay, Chairman and CEO of CDI, added, “CDI has become a leader in the development and manufacture of fully functioning human cells in industrial quantities to precise specifications. CDI and Fujifilm share a common strategic vision for achieving leadership in the field of regenerative medicine. The combination of CDI’s technology with Fujifilm’s technologies, know-how, and resources brings us ever closer to realizing the promise of discovering better, safer medicines and developing new cell therapies based on iPSCs.”

Fujifilm has successfully transformed its business structure for growth by expanding from traditional photographic film to other priority business fields. Positioning the healthcare business as one of its key growth areas, Fujifilm is seeking to cover “prevention, diagnosis, and treatment” comprehensively.

Fujifilm will disclose the impact of the purchase on its consolidated financial results for the fiscal year ending March 2016 once said impact is determined.

Goldman, Sachs & Co. is acting as financial advisor to Fujifilm and Morrison & Foerster LLP is acting as its legal counsel. JP Morgan is acting as financial advisors to CDI and Sidley Austin LLP is acting as legal counsel.

-Ends-

[6]	Synthetic proteins modelled on human Type 1 collagen manufactured with yeast cells using genetic engineering techniques.
[7]	Cells attach to an extracellular material (also called extracellular matrix or scaffold), which provides a structure necessary for normal growth.
[8]	Regenerative medicine uses artificially-grown cells and tissues to regenerate damaged organs or tissues to restore functionality to affected areas. Regenerative medicine involves three key facets: 1) cells which differentiate and proliferate to become human tissue, 2) growth factor cytokines to induce cell differentiation and proliferation, and 3) a scaffold on which cells can grow and proliferate normally.

MEDIA CONTACTS:

•	FUJIFIILM Holdings Corporation, Corporate Planning Division, Corporate Communications office :

Tel: +81-3- 6271-2000

• Edelman U.S.A.:	Tel. +1-212-729-2463; Mobile +1-646-775-8337 (Suvanto)

Tel. +1- 212-642-7737; Mobile +1-917-283-8437 (Bowles)

• CDI Corporate Communications:

Tel. +1-608-310-5142 Joleen Rau Senior Director, Marketing & Communications, Cellular Dynamics International, Inc. jrau@cellulardynamics.com

NOTES TO EDITORS

About Cellular Dynamics International, Inc.

Cellular Dynamics International Inc., (CDI) is a developer and manufacturer of fully functioning cells in industrial quantities to precise specifications. CDI’s proprietary products include true human cells in multiple cell types (iCell products), human induced pluripotent stem cells (iPSCs) and custom iPSCs and iCell products (MyCell Products). CDI’s products provide standardized, easy-to-use, cost-effective access to the human cell, the smallest fully functioning operating unit of human biology. Customers use our products, among other purposes, for drug discovery and screening, to test the safety and efficacy of their small molecule and biological drug candidates, for stem cell banking, and in the research and development of cellular therapeutics. CDI was founded in 2004 by Dr. James Thomson, a pioneer in human pluripotent stem cell research at the University of Wisconsin-Madison. CDI’s facilities are located in Madison, Wisconsin, with a second facility in Novato, California.

See: www.cellulardynamics.com.

About FUJIFILM Holdings Corporation

FUJIFILM Holdings Corporation is the holding company of the Fujifilm Group with three operating companies, FUJIFILM Corporation, Fuji Xerox Co., Ltd. and Toyama Chemical Co., Ltd. under its umbrella. The group’s priority business fields are: healthcare such as medical equipment, pharmaceuticals, functional skin care cosmetics and nutritional supplements; graphic arts such as printing materials and equipment; documents such as office equipment/printing; optical devices such as TV camera lenses; highly functional materials such as LCD materials; digital imaging such as digital cameras, and Photobook.

See: www.fujifilmholdings.com/en/index.html.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This announcement contains certain statements which constitute “forward-looking statements”. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Fujifilm’s and CDI’s abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this press release include, but are not limited to, statements regarding the proposed acquisition of CDI by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of CDI’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. CDI and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

NOTE TO INVESTORS

The tender offer to purchase shares of CDI common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of CDI common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to CDI stockholders. At or shortly after the time the tender offer is commenced, CDI will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of CDI are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of CDI also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by CDI (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from Fujifilm’s website at http://www.fujifilmholdings.com/en/investors/index.html; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from CDI’s website at www.cellulardynamics.com.